       HIGHLIGHTS

•	Generated cash flow from operations of $86.7 million ($0.82 per basic unit) for the second quarter of 2009, an increase of 46% over Q1/09;
•	Produced an average of 40,387 boe/d in the quarter, an increase of 2% over Q1/09;
•	Completed $109.0 million of equity financing, net of issue costs;
•	Reduced total monetary debt by $150 million compared to the end of the previous quarter, resulting in a debt-to-cash flow (12-month trailing) ratio of 1.2 times;
•	Delivered total market return (assuming reinvestment of distributions) of 32.5% in the second quarter (40.7% in the first half of 2009); and
•	Subsequent to the second quarter, completed an acquisition of predominantly heavy oil assets at accretive metrics with current production of approximately 3,000 boe/d.

	Three Months Ended			Six Months Ended
	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008
FINANCIAL (thousands of Canadian dollars, except per unit amounts)
Petroleum and natural gas sales	192,667	150,943	332,336	343,610	596,784
Cash flow from operations (1)	86,661	59,372	125,195	146,033	226,765
Per unit - basic	0.82	0.61	1.42	1.43	2.61
- diluted	0.81	0.60	1.33	1.41	2.45
Cash distributions declared	32,569	34,947	46,005	67,516	84,479
Per unit	0.36	0.42	0.65	0.78	1.21
Net income (loss)	27,451	(8,490)	34,417	18,961	70,265
Per unit - basic	0.26	(0.09)	0.39	0.19	0.81
- diluted	0.26	(0.09)	0.38	0.18	0.78

Exploration and development	30,278	47,664	41,827	77,942	92,830
Acquisitions – net of dispositions	2,348	(16)	178,409	2,332	178,990
Total capital expenditures	32,626	47,648	220,236	80,274	271,820

Long-term notes	209,187	226,768	179,900	209,187	179,900
Bank loan	154,171	272,421	180,000	154,171	180,000
Convertible debentures	10,053	10,219	11,654	10,053	11,654
Working capital deficiency	38,500	52,531	42,119	38,500	42,119
Total monetary debt (2)	411,911	561,939	413,673	411,911	413,673

  Baytex Energy Trust   Second Quarter Report 2009    1

	Three Months Ended			Six Months Ended
	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008
OPERATING
Daily production
Light oil & NGL (bbl/d)	7,073	7,120	6,778	7,096	7,054
Heavy oil (bbl/d)	23,284	23,432	22,905	23,357	22,695
Total oil (bbl/d)	30,357	30,552	29,683	30,453	29,749
Natural gas (MMcf/d)	60.2	55.3	51.0	57.7	50.5
Oil equivalent (boe/d @ 6:1) (3)	40,387	39,762	38,179	40,076	38,168

Average prices (before hedging)
WTI oil (US$/bbl)	59.51	42.98	123.98	51.29	110.94
Edmonton par oil ($/bbl)	58.26	50.29	126.29	66.15	111.90
BTE light oil & NGL ($/bbl)	54.28	43.05	109.26	48.68	96.61
BTE heavy oil ($/bbl) (4)	51.19	33.97	79.15	42.71	69.42
BTE total oil ($/bbl)	51.91	36.11	86.00	44.10	75.76
BTE natural gas ($/Mcf)	3.85	5.39	9.29	4.58	8.37
BTE oil equivalent ($/boe)	44.78	35.23	79.29	40.11	70.20

USD/CAD noon rate at closing date	0.8602	0.7935	0.9817	0.8602	0.9817
USD/CAD average rate for period	0.8568	0.8030	0.9901	0.8290	0.9930

TRUST UNIT INFORMATION
TSX
Unit price (Cdn$)
High	$20.18	$17.49	$35.37	$20.18	$35.37
Low	$14.89	$9.77	$22.60	$9.77	$16.30
Close	$19.59	$15.10	$34.79	$19.59	$34.79
Volume traded (thousands)	25,453	38,989	34,782	64,442	60,530

NYSE
Unit price (US$)
High	$18.42	$14.85	$34.98	$18.42	$34.98
Low	$11.76	$7.84	$21.90	$7.84	$15.88
Close	$16.83	$12.07	$34.28	$16.83	$34.79
Volume traded (thousands)	9,426	12,545	4,990	21,970	9,776

Units outstanding (thousands) (5)	106,988	98,479	96,017	106,988	96,017

(1)
Cash flow from operations is a non-GAAP term that represents cash generated from operating activities before changes in non-cash working capital and other operating items.  Baytex’s cash flow from operations may not be comparable to other issuers.  Baytex considers cash flow from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future distributions and capital investments.  For a reconciliation of cash flow from operations to cash flow from operating activities, see Management’s Discussion and Analysis of the operating and financial results for the three months and six months ended June 30, 2009.

(2)
Total monetary debt is a non-GAAP term which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized financial instrument gains or losses)), the principal amount of long-term debt and the balance sheet value of the convertible debentures.

(3)
Barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(4)	Heavy oil wellhead prices are net of blending costs.
(5)	Number of trust units outstanding at June 30, 2008 includes the conversion of exchangeable shares at the exchange ratio in effect at the end of such reporting period.

Forward-Looking Statements

This Report contains forward-looking statements relating to: our production levels for 2009; our exploration and development capital expenditures for 2009; the amount of deferred acquisition payments for the North Dakota acquisition to be paid in 2009; development plans for our properties; oil and gas prices and differentials between light, medium and heavy oil prices; the demand for and supply of crude oil; our liquidity and financial capacity; and our ability to fund cash distributions and our capital program from internally-generated cash flow. We refer you to the end of the Management's Discussion and Analysis section of this report for our advisory on forward-looking information and statements.

2   Baytex Energy Trust   Second Quarter Report 2009

MESSAGE TO UNITHOLDERS

Operations Review

Capital expenditures for exploration and development activities totaled $30.3 million for the second quarter of 2009.  During this quarter, Baytex participated in drilling 26 (22.5 net) wells, resulting in 25 (21.8 net) oil wells and one (0.65 net) gas well, for a 100% success rate.  Second quarter drilling included 24 (20.8 net) oil wells in the Lloydminster area, one (1.0 net) oil well at Seal, and one (0.65 net) gas well in the Pembina area.

Production averaged 40,387 boe/d during the second quarter of 2009, as compared to 39,762 boe/d for the first quarter of 2009.  Production was consistent with our guidance of approximately 40,000 boe/d for 2009 under the reduced capital program announced in February 2009.

On July 30, 2009, Baytex closed the acquisition of certain oil and gas assets located primarily in the Kerrobert and Coleville areas of Saskatchewan.  Including production from the acquired assets as of the closing date, we expect that production for the third and fourth quarters of 2009 will be approximately 42,000 and 43,000 boe/d, respectively.  Including anticipated capital expenditures on the acquired assets, we expect that full year exploration and development capital expenditures will be $165 million, with an additional $10 million for deferred acquisition payments in respect of our North Dakota properties.

Heavy oil production from Seal averaged approximately 4,600 bbl/d during the second quarter.  We anticipate drilling approximately 10 more horizontal producing wells at Seal during the second half of 2009.  In addition, we plan to drill approximately 20 heavy oil wells in the Lloydminster area during the remainder of the year.

We continued to advance our light oil resource plays through a combination of technical work and modest capital expenditures during the second quarter.  In the Viking light oil play, we put one multi-lateral horizontal well on our Alberta acreage on production.  We completed a vertical well in our Mowry Shale play in Wyoming in preparation for drilling a horizontal test with multi-stage fracture stimulations in the second half of 2009.  In our Bakken/Three Forks play in North Dakota, we began processing and preliminary interpretation of the 260 square mile 3D seismic survey acquired earlier this year and resumed drilling in the third quarter with plans to drill five wells in the second half of 2009.

Financial Review

The second quarter of 2009 marked a material improvement in the financial position of Baytex as early signs of broad economic recovery boosted oil prices and began to open the equity and debt markets.

Cash flow from operations for the second quarter increased by 46% from the first quarter to $86.7 million. The largest contributor to the increase was the improvement in oil prices in the second quarter of 2009. Baytex received an average oil price of $51.91 per barrel before hedging in the second quarter, an increase of 44% compared to $36.11 per barrel before hedging in the first quarter of 2009. Partially offsetting this improvement, natural gas prices decreased in the quarter with Baytex receiving an average wellhead price of $3.85 per Mcf, 29% lower than the previous quarter. Second quarter cash flow was supported by $20.5 million of realized gain on financial instruments, primarily related to a series of costless WTI collars with an average floor price of US$100 per barrel, covering a total of 4,000 bbl/d for calendar 2009.

The heavy oil pricing differential, as measured by market pricing for Lloyd Blend, averaged 13% of WTI for the second quarter of 2009, as compared to 22% in the first quarter of 2009 and 18% for the second quarter in 2008. This improvement continues the trend toward stronger heavy oil pricing as demand increases as a result of industry-wide investment in heavy oil transportation and refining infrastructure. As a result of the tightened differentials, our realized heavy oil wellhead price in the second quarter of $51.19 per barrel was almost as strong as the realized light oil price of $54.28 per barrel, and was 51% higher than our average realized heavy oil price in the first quarter.

    Baytex Energy Trust   Second Quarter Report 2009    3

Second quarter cash flow includes a non-recurring positive adjustment of $2.3 million for crown royalty expense due to amendments to gas cost allowance and $1.0 million for additional recovery of general and administrative expense.

Total cash distributions declared in the quarter of $32.6 million, or $0.36 per unit, represented a payout ratio of 38% net of Distribution Reinvestment Plan (“DRIP”) participation (44% before DRIP). This conservative payout ratio is consistent with our guiding philosophy of being a self-sustaining entity from a cash flow perspective, and has contributed to our current strong financial position while maintaining a meaningful income stream to our unitholders.

Total monetary debt, excluding notional mark-to-market assets and liabilities at the end of the quarter, was $411.9 million which was a decrease of $150 million from the end of the first quarter. This represents a debt-to-cash flow (12 month trailing) ratio of 1.2 times. During the second quarter, we completed a bought deal equity financing, issuing 7.9 million trust units for net proceeds of $109.0 million. In addition, through our annual review with our lending syndicate, we achieved an increase in our credit facilities from $485 million to $515 million. The equity issuance and increase in credit facilities have significantly strengthened our balance sheet and expanded our financial liquidity. As at the end of the second quarter of 2009, Baytex had undrawn available credit facilities of approximately $320 million providing significant levels of liquidity to access opportunities in the marketplace. Pro forma the asset acquisition noted above, Baytex has approximately $234 million in undrawn available credit facilities.

In July 2009, Baytex filed a Base Shelf Prospectus in Canada and a Registration Statement on Form F-10 in the United States that allows it to offer and issue trust units, subscription receipts and warrants and options convertible into trust units in both Canada and the United States, and debt securities in Canada by way of one or more prospectus supplements at any time during the 25-month period that the prospectus remains in place. The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $600 million.  The shelf prospectus system facilitates timely access to the capital markets and is customarily used by larger issuers.

On behalf of the Board of Directors,

/s/ Anthony Marino
Anthony Marino,
President and Chief Executive Officer
August 11, 2009

4   Baytex Energy Trust   Second Quarter Report 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Trust (“Baytex” or the “Trust”) for the three months and six months ended June 30, 2009. This information is provided as of August 10, 2009. The second quarter results have been compared with the corresponding period in 2008. This MD&A should be read in conjunction with the Trust’s unaudited interim consolidated comparative financial statements for the three months and six months ended June 30, 2009 and 2008 and our audited consolidated comparative financial statements for the years ended December 31, 2008 and 2007, together with accompanying notes, and the Annual Information Form for the year ended December 31, 2008 (the “AIF”). These documents and additional information about the Trust are available on SEDAR at www.sedar.com.  All amounts are in Canadian dollars, unless otherwise stated and all tabular amounts are in thousands of Canadian dollars, except per unit amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

Non-GAAP Financial Measures

The Trust evaluates performance based on net income and cash flow from operations. Cash flow from operations is not a measurement based on Generally Accepted Accounting Principles (“GAAP”) in Canada, but is a financial term commonly used in the oil and gas industry. Cash flow from operations represents cash generated from operating activities before changes in non-cash working capital, site restoration and reclamation expenditures, deferred charges and other assets. The Trust’s determination of cash flow from operations may not be comparable with the calculation of similar measures for other entities. The Trust considers cash flow from operations a key measure of performance as it demonstrates the ability of the Trust to generate the cash flow necessary to fund future distributions to unitholders and capital investments. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income. For a reconciliation of cash flow from operations to cash flow from operating activities, see “Cash flow from Operations, Payout Ratio and Distributions”.

Economic Environment

The current economic environment outlook, while showing signs of improvement, continues to be challenging with lingering global recession, relatively tight credit availability and volatile commodity prices. Sustaining the recent improvement in commodity prices will depend on a combination of demand stabilization through economic recovery and natural production declines around the world due to reduced capital investment. In this economic environment, Baytex is focused on key business objectives of preserving balance sheet strength and liquidity, maintaining and where possible, profitably expanding, the productive capacity of the Trust, and delivering a sustainable distribution to our unitholders.

In April 2009, we issued 7.9 million trust units for net proceeds of $109.0 million, and increased the amount of our credit facilities to $515 million from $485 million previously. Both events serve to strengthen our balance sheet. Subsequent to the second quarter of 2009, Baytex acquired predominantly heavy oil assets for consideration of $86.2 million. The second quarter improvement in oil prices, combined with the recent equity offering leave Baytex well positioned to profitably navigate this part of the economic cycle.

Baytex Energy Trust   Second Quarter Report 2009    5

Production

Light oil and natural gas liquids (“NGL”) production for the second quarter of 2009 increased by 4% to 7,073 bbl/d from 6,778 bbl/d in the second quarter of 2008. Heavy oil production for the second quarter of 2009 increased by 2% to 23,284 bbl/d from 22,905 bbl/d for the same period last year. Natural gas production increased by 18% to 60.2 MMcf/d for the second quarter of 2009, as compared to 51.0 MMcf/d for the same period last year, primarily due to the acquisition of Burmis Energy Inc. in June 2008.

For the first half of 2009, light oil and NGL production increased by 1% to 7,096 bbl/d from 7,054 bbl/d for the same period last year. Heavy oil production for the first six months in 2009 increased by 3% to 23,357 bbl/d compared to 22,695 bbl/d for the same period in 2008. Natural gas production increased by 14% to 57.7 MMcf/d for the first six months in 2008 compared to 50.5 MMcf/d for the same period in 2008.

Revenue

Petroleum and natural gas sales decreased 42% to $192.7 million for the second quarter of 2009 from $332.3 million for the same period in 2008. For the per sales unit calculations, heavy oil sales for the three months ended June 30, 2009 were 157 bbl/d higher (three months ended June 30, 2008 – 107 bbl/d higher) than the production for the period due to changes in inventory. The corresponding number for the six months ended June 30, 2009 was a decrease of 130 bbl/d (six months ended June 30, 2008 – an increase of 531 bbl/d).

Revenue from light oil and NGL for the second quarter of 2009 decreased 48% from the same period a year ago due to a 50% decrease in wellhead prices partially offset by a 4% increase in sales volume. Revenue from heavy oil decreased 34% despite a 2% increase in sales volume, as wellhead prices decreased by 35%. Revenue from natural gas decreased 51% as the 18% increase in sales volume was more than offset by a 59% decrease in wellhead prices.

	Three Months Ended
	June 30, 2009		June 30, 2008
	$000s	$/Unit(1)	$000s	$/Unit(1)
Oil revenue
Light oil & NGL	34,937	54.28	67,390	109.26
Heavy oil (2)	109,193	51.19	165,745	79.15
Total oil revenue	144,130	51.91	233,135	86.00
Natural gas revenue	21,096	3.85	43,103	9.29
Total oil and gas revenue	165,226	44.78	276,238	79.29
Sulphur revenue	428		1,298
Sales of heavy oil blending diluent and other	27,013		54,800
Total petroleum and natural gas sales	192,667		332,336

(1) Per-unit oil revenue is in $/bbl; per-unit natural gas revenue is in $/Mcf; and per-unit total revenue is in $/boe.
(2) Heavy oil wellhead prices are net of blending costs.

For the first six months of 2009, light oil and NGL revenue decreased 50% from the same period last year due to a 50% decrease in wellhead prices while maintaining approximately consistent levels of production. Revenue from heavy oil decreased 39% due to a 38% decrease in wellhead prices while maintaining approximately consistent levels of production. Revenue from natural gas decreased 38% as the 14% increase in production was more than offset by a 45% decrease in wellhead prices.

6   Baytex Energy Trust   Second Quarter Report 2009

	Six Months Ended
	June 30, 2009		June 30, 2008
	$000s	$/Unit(1)	$000s	$/Unit(1)
Oil revenue
Light oil & NGL	62,520	48.68	124,027	96.61
Heavy oil (2)	179,543	42.71	293,463	69.42
Total oil revenue	242,063	44.10	417,490	75.76
Natural gas revenue	47,907	4.58	76,926	8.37
Total oil and gas revenue	289,970	40.11	494,416	70.20
Sulphur revenue	588		2,653
Sales of heavy oil blending diluent and other	53,052		99,715
Total petroleum and natural gas sales	343,610		596,784

(1) Per-unit oil revenue is in $/bbl; per-unit natural gas revenue is in $/Mcf; and per-unit total revenue is in $/boe.
(2) Heavy oil wellhead prices are net of blending costs.

During the current quarter, sulphur production averaged 64.3 tonnes per day with an average price of $73 per tonne, as compared to 26.8 tonnes per day with an average price of $521 per tonne in the same period last year. For the six months ended June 30, 2009, sulphur production averaged 47.3 tonnes per day with an average price of $69 per tonne, as compared to 33.3 tonnes per day with an average price of $391 per tonne in the same period in 2008.

Financial Instruments

The loss on financial instruments for the second quarter was $0.4 million, as compared to a loss of $73.5 million in the second quarter of 2008.  This is comprised of $20.5 million in realized gain and $20.8 million in unrealized loss for the second quarter of 2009 as compared to $25.1 million in realized loss and $48.4 million in unrealized loss in the second quarter of 2008.

The loss on financial derivatives for the six months ended June 30, 2009 was $3.3 million compared to $91.2 million for the same period in 2008. This is comprised of $45.6 million in realized gain and $48.9 million in unrealized loss for the first six months of 2009 compared to $35.6 million in realized loss and $55.6 million in unrealized loss in the same period one year ago.

Royalties

Total royalties decreased to $28.6 million for the second quarter of 2009 from $58.0 million in the same period last year. Royalties for the current quarter related to the production of sulphur were immaterial.

Total royalties for the second quarter of 2009 were 17.3% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent and other), as compared to 21.0% for the same period in 2008. For the second quarter of 2009, royalties were 13.4% of sales for light oil, NGL and natural gas, as compared to 23.4% for the second quarter of 2008. Royalties for heavy oil were 19.3% of sales (excluding sales of heavy oil blending diluent and other) for the second quarter of 2009, as compared to 19.4% for the second quarter of 2008. Royalties are generally based on well productivity and market index prices in the period, with rates increasing as price and well productivity increase. The decrease in royalty rates was due to lower pricing and gas cost allowance recovered.

For the six months ended June 30, 2009, royalties decreased to $50.4 million from $103.0 million for the same period last year. Total royalties for the first six months of 2009 were 17.3% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent and other), as compared to 20.7% for the corresponding period a year ago. For the first six months of 2009, royalties were 18.4% of revenue for light oil, NGL and natural gas and 16.7% for heavy oil (excluding sales of heavy oil blending diluent and other). These rates are 23.4% and 19.1%, respectively, for the same period in 2008.

Baytex Energy Trust   Second Quarter Report 2009    7

Operating Expenses

Operating expenses for the second quarter of 2009 decreased to $39.2 million from $41.0 million in the corresponding quarter last year. Operating expenses for the current quarter include $0.1 million related to the production of sulphur, which was the same as for the second quarter in 2008. Operating expenses were $10.62 per boe for the second quarter of 2009 compared to $11.76 per boe for the second quarter of 2008. For the second quarter of 2009, operating expenses were $11.40 per boe of light oil, NGL and natural gas, and $9.99 per barrel of heavy oil, as compared to $12.51 and $11.24, respectively, for the second quarter of 2008. In the case of light oil, NGL and natural gas, the largest single driver of the decrease in per unit operating expense was higher volumes. In the case of heavy oil, the reduction in per barrel expense resulted from higher production levels and reductions in the cost of energy and services inputs.

Operating expenses for the six months ended June 30, 2009 decreased to $78.3 million from $78.7 million for the first six months of 2008. Operating expenses were $10.83 per boe for the six months ended June 30, 2009 compared to $11.18 per boe for the corresponding period of the prior year.  For the first six months of 2009, operating expenses were $11.64 per boe of light oil, NGL and natural gas and $10.21 per barrel of heavy oil, as compared to $11.45 and $10.96, respectively, for the same period a year earlier. The decrease in operating expenses per unit results from the same factors noted above.

Transportation and Blending Expenses

Transportation and blending expenses for the second quarter of 2009 was $39.0 million compared to $64.8 million for the second quarter of 2008. Transportation expenses for the current quarter included $0.3 million related to the transportation of sulphur, which was consistent with the second quarter in 2008. Transportation expenses before blending costs were $3.01 per boe for the second quarter of 2009 compared to $2.80 per boe for the same period of 2008. Transportation expenses were $0.63 per boe of light oil, NGL and natural gas and $4.74 per barrel of heavy oil in the second quarter of 2009 as compared to $0.69 and $4.21, respectively, for the same period of 2008. The increase in transportation cost per unit was driven by increased long-haul trucking from Seal.

Transportation and blending expenses for the six months ended June 30, 2009 were $76.9 million compared to $115.9 million for the first six months of 2008. Transportation expenses for the six months ended June 30, 2009 include $0.6 million related to the production of sulphur, which was consistent with the same period in 2008. Transportation expenses before blending costs were $3.22 per boe for the first half of 2009 compared to $2.49 for the first half of 2008. Transportation expenses were $0.62 per boe of light oil, NGL and natural gas and $5.09 per barrel of heavy oil in the 2009 period, compared to $0.70 and $3.69, respectively, for the same period in 2008.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. Baytex mainly purchases condensate from industry producers as the blending diluent to facilitate the marketing of its heavy oil. In the second quarter of 2009, the blending cost was $27.6 million for the purchase of 4,275 bbl/d of condensate at $70.94 per barrel, as compared to $54.8 million for the purchase of 4,332 bbl/d at $139.02 per barrel for the same period last year. The cost of diluent is effectively recovered in the sale price of a blended product. For the six months ended June 30, 2009, the blending cost was $53.0 million for the purchase of 4,535 bbl/d of condensate at $64.58 per barrel as compared to $97.7 million for the purchase of 4,389 bbl/d at $122.32 per barrel in the same period last year.

General and Administrative Expenses

General and administrative expenses for the second quarter of 2009 decreased to $6.7 million from $7.7 million a year earlier. On a per sales unit basis, these expenses were $1.81 per boe for the second quarter of 2009 compared to $2.22 per boe for the second quarter of 2008. The majority of the decrease was due to higher operating overhead recoveries.

General and administrative expenses for the six months ended June 30, 2009 were $15.4 million, compared to $14.9 million for the same period in 2008. On a per sales unit basis, these expenses were $2.13 per boe in the six months ended June 30, 2009 and $2.12 per boe in the six months ended June 30, 2008. In accordance with our full cost accounting policy, no general and administrative expenses were capitalized in either 2009 or 2008.

8   Baytex Energy Trust   Second Quarter Report 2009

Unit-based Compensation Expense

Compensation expense related to Baytex’s trust unit rights incentive plan was $1.5 million for the second quarter of 2009 compared to $2.1 million for the second quarter of 2008. For the six months ended June 30, 2009, compensation expense was $3.2 million compared to $4.2 million for the same period in 2008.

Compensation expense associated with rights granted under the plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. The exercise of trust unit rights are recorded as an increase in trust units with a corresponding reduction in contributed surplus.

Interest Expense

Interest expense for the second quarter of 2009 increased to $9.5 million compared to $8.2 million in the same quarter last year. Of this increase, $0.7 million is due to the translation of the U.S. dollar denominated long-term debt at 0.8602 at June 30, 2009 compared to 0.9817 at June 30, 2008. The remainder of the increase is due to $1.8 million of commitment fees incurred to amend and extend the credit facility, offset by a $1.1 million decrease in interest on the bank loan.

Interest expense for the six months ended June 30, 2009 increased to $17.7 million compared to $16.9 million for the same period in 2008. Of this increase, $1.9 million relates to increasing foreign exchange rates on the U.S. dollar denominated long-term debt. This increase is offset by a $1.1 million decrease in interest expense on the bank loan and convertible debentures. The lower interest expense on the bank loan is due to a lower interest rate, partially offset by a commitment fee of $1.8 million incurred to amend and extend the credit facility.

Foreign Exchange

Foreign exchange gain in the second quarter of 2009 was $12.3 million compared to a gain of $1.6 million in the second quarter of 2008. The gain is comprised of an unrealized foreign exchange gain of $13.9 million and a realized foreign exchange loss of $1.6 million. The gain for the same period in 2008 was comprised of an unrealized foreign exchange gain of $1.6 million. The current quarter’s unrealized gain is based on the translation of the U.S. dollar denominated long-term debt at 0.8602 at June 30, 2009 compared to 0.7935 at March 31, 2009. The prior period loss is based on translation at 0.9817 at June 30, 2008 compared to 0.9729 at March 31, 2008.

Foreign exchange gain for the six months ended June 30, 2009 was $8.3 million compared to a loss of $5.9 million in the prior year. The gain for the six months ended June 30, 2009 is based on the translation of the U.S. dollar denominated long-term debt at 0.8602 at June 30, 2009 compared to 0.8166 at December 31, 2008. The loss for the six months ended June 30, 2008 is based on the translation of the U.S. dollar denominated long-term debt at 0.9817 at June 30, 2008 compared to 1.0120 at December 31, 2007.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion for the second quarter of 2009 increased to $56.4 million from $50.9 million for the same quarter in 2008. On a sales-unit basis, the provision for the current quarter was $15.28 per boe compared to $14.62 per boe for the same quarter in 2008. The increase is attributable to a higher capital base.

Depletion, depreciation and accretion increased to $111.6 million for the first half of 2009 compared to $101.4 million for the same period last year. On a sales-unit basis, the provision for the current period was $15.43 per boe compared to $14.40 per boe for the same period a year earlier. The increase is attributable to a higher capital base.

Taxes

Current tax expense of $2.3 million for the second quarter of 2009 is comprised of Saskatchewan resource surcharge. Current tax expense for the same period a year ago was $2.8 million and was comprised of Saskatchewan resource surcharge and capital tax. Current tax expense for the six months ended June 30, 2009 is $0.8 million lower than the $5.3 million recorded for the same period in 2008. The decrease in current tax expense in both the three and six months ended June 30, 2009 is attributable to lower surcharge rates compared to the three and six months ended June 30, 2008.

Baytex Energy Trust   Second Quarter Report 2009    9

For the second quarter of 2009, future tax recovery totaled $6.0 million compared to a recovery of $10.3 million for the same period in 2008. As at June 30, 2009, total future tax liability of $188.9 million (December 31, 2008 - $217.8 million) consisted of a $1.0 million future tax asset (December 31, 2008 - $nil), $10.2 million current future tax liability (December 31, 2008 - $25.4 million) and a $179.6 million long-term future tax liability (December 31, 2008 - $192.4 million). The decrease from the prior year is due to lower cash flow from operations and recognition of non-capital losses previously included in the valuation allowance.

Net Income

Net income for the second quarter of 2009 was $27.5 million compared to net income of $34.4 million for the second quarter in 2008. Revenues, net of royalties, decreased $110.3 million or 40% in the second quarter of 2009 compared to the three months ended June 30, 2008. This decrease is offset by the reduced loss on financial instruments of $73.1 million in the second quarter of 2009 compared to the same period in 2008. The overall $37.2 million decrease in net revenues is offset by reduced transportation and blending costs of $25.8 million and an increased foreign exchange gain of $10.7 million for the second quarter in 2009 compared to the same period in 2008.

Net income for the six months ended June 30, 2009 was $19.0 million compared to $70.3 million for the same period in 2008. Revenues, net of royalties, decreased $200.5 million or 41% for the six months ended June 30, 2009 compared to the same period in 2008. This decrease is attributable to lower commodity prices. The decrease in commodity prices experienced during the first six months of the year also contributed to a $87.9 million reduction in loss on financial instruments compared to the same period in 2008. Other factors that offset the decrease in revenues, net of royalties, included a $39.0 million decrease in transportation and blending expenses, a $14.2 million increase in foreign exchange gain and a $15.4 million increase in the future tax recovery.

Other Comprehensive Income

The Trust’s foreign operations are considered to be “self-sustaining operations”, financially and operationally independent, as of January 1, 2009.  As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date (USD/CAD 0.8602), while revenues and expenses are translated using the average exchange rate for the three month and six month periods ended June 30, 2009 (USD/CAD 0.8568 and 0.8290, respectively). Translation gains and losses are deferred and included in other comprehensive income in unitholders’ equity.

Previously, foreign operations were considered to be integrated and were translated using the temporal method. Under the temporal method, monetary assets and liabilities were translated at the period end exchange rate while other assets and liabilities were translated at the historical rate. Revenues and expenses were translated at the average monthly rate except for depletion, depreciation and accretion, which were translated on the same basis as the assets to which they relate. Translation gains and losses were included in the determination of net income for the period.

This change was adopted prospectively on January 1, 2009 resulting in a currency translation adjustment of $15.4 million upon adoption with a corresponding increase in petroleum and natural gas properties. An addition of $3.4 million and a reduction of $9.8 million were recognized in the first and second quarter of 2009, respectively, resulting in a balance of $9.0 million in accumulated other comprehensive income at June 30, 2009.

Cash flow from Operations, Payout Ratio and Distributions

Cash flow from operations and payout ratio are non-GAAP terms. Cash flow from operations represents cash flow from operating activities before changes in non-cash working capital, and other operating items. The Trust’s payout ratio is calculated as cash distributions (net of participation in the Distribution Reinvestment Plan (“DRIP”)) divided by cash flow from operations. The Trust considers these to be key measures of performance as they demonstrate the Trust’s ability to generate the cash flow necessary to fund distributions and capital investments.

10   Baytex Energy Trust   Second Quarter Report 2009

The following table reconciles cash flow from operating activities (a GAAP measure) to cash flow from operations (a non-GAAP measure):

	Three Months Ended			Six Months Ended		Years Ended
($ thousands)	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008	December 31, 2008	December 31, 2007
Cash flow from operating activities	$83,525	$36,056	$101,070	$119,581	$222,015	$471,237	$286,450
Change in non-cash working capital	2,813	22,854	24,141	25,667	4,362	(38,896)	(5,140)
Asset retirement expenditures	311	451	(27)	762	367	1,443	2,442
Decrease (increase) in deferred charges and other assets	12	11	11	23	21	39	2,278
Cash flow from operations	$86,661	$59,372	$125,195	$146,033	$226,765	$433,823	$286,030
Cash distributions declared	$32,569	$34,947	$46,005	$67,516	$84,479	$197,026	$145,927
Payout ratio	38%	59%	37%	46%	37%	45%	51%

The Trust does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of oil and gas assets, certain levels of capital expenditures are required to minimize production declines. In the oil and gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire oil and natural gas assets increase significantly, it is possible that the Trust would be required to reduce or eliminate its distributions in order to fund capital expenditures. There can be no certainty that the Trust will be able to maintain current production levels in future periods.

Cash distributions, net of DRIP participation, of $32.6 million for the second quarter of 2009 were funded through cash flow from operations of $86.7 million.

The following tables compare cash distributions to cash flow from operating activities and net income (loss):

	Three Months Ended			Six Months Ended		Years Ended
($ thousands)	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008	December 31, 2008	December 31, 2007
Cash flow from operating activities	$83,525	$36,056	$101,070	$119,581	$222,015	$471,237	$286,450
Cash distributions declared	32,569	34,947	46,005	67,516	84,479	197,026	145,927
Excess of cash flow from operating activities over cash distributions declared	50,956	1,109	55,065	52,065	137,536	274,211	140,523

Net income (loss)	27,451	(8,490)	34,417	18,961	70,265	259,894	132,860
Cash distributions declared	32,569	34,947	46,005	67,516	84,479	197,026	145,927
Excess (shortfall) of net income over cash distributions declared	$(5,118)	$(43,437)	$(11,588)	$(48,555)	$(14,214)	$62,868	$(13,067)

It is Baytex’s long-term operating objective to substantially fund cash distributions and capital expenditures for exploration and development activities through cash flow from operations. Future production levels are highly dependent upon our success in exploiting our asset base and acquiring additional assets. The success of these activities, along with commodity prices realized, are the main factors influencing the sustainability of our cash distributions. During periods of lower commodity prices, or periods of higher capital spending for acquisitions, it is possible that internally generated cash flow will not be sufficient to fund both cash distributions and capital spending. In these instances, the cash shortfall may be funded through a combination of equity and debt financing. As at June 30, 2009, Baytex had approximately $320 million in available undrawn credit facilities to fund any such shortfall. As Baytex strives to maintain a consistent distribution level under the guidance of prudent financial parameters, there may be times when a portion of our cash distributions would represent a return of capital. For the three months ended June 30, 2009, the Trust’s cash distributions declared exceeded net income by $5.1 million, with net income reduced by $56.1 million for non-cash items. For the six months ended June 30, 2009, the Trust’s cash distributions exceeded net income by $48.6 million, with net income reduced by $100.6 million for non-cash items. Non-cash charges such as depletion, depreciation and accretion are not fair indicators for the cost of maintaining our productive capacity as they are based on historical costs of assets and not the fair value of replacing those assets under current market conditions.

  Baytex Energy Trust   Second Quarter Report 2009    11

Liquidity and Capital Resources

As a result of the worldwide economic crisis, there have been periodic disruptions in the availability of credit. In light of this situation, we have undertaken a thorough review of our liquidity sources as well as our exposure to counterparties, and have concluded that our capital resources are sufficient to meet our ongoing short, medium and long-term commitments. Specifically, we believe that our internally generated cash flow from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium, and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business and, where necessary, we have implemented enhanced credit protection with certain of these counterparties.

During the second quarter, we completed a bought deal equity financing, issuing 7.9 million trust units for net proceeds of $109.0 million.  The net proceeds from this financing were used to reduce outstanding indebtedness under the Company’s bank credit facilities.

At June 30, 2009, total monetary debt was $411.9 million compared to $533.0 million at the end of 2008. Bank borrowings and working capital deficiency at June 30, 2009 was $192.7 million compared to total credit facilities of $515.0 million.

Baytex has US$179.7 million subordinated notes bearing interest at 9.625% payable semi-annually with principal repayable on July 15, 2010. These notes are unsecured and subordinate to the Company’s bank credit facilities. After July 15, 2009, these notes are redeemable at the Company’s option, in whole or in part, with not less than 30 nor more than 60 days’ notice at a redemption price equal to 100% of the principal amount of the note.

Baytex has a credit agreement with a syndicate of chartered banks. The credit facilities consist of an operating loan and a 364-day revolving loan. Advances under the credit facilities or letters of credit can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance rates, or LIBOR rates, plus applicable margins. The syndicated credit facilities were increased from $370.0 million to $485.0 million in June 2008. The facilities are subject to semi-annual review and are secured by a floating charge over all of Baytex’s assets. In May 2009, we reached an agreement with our lenders to increase the amount of the facilities from $485.0 million to $515.0 million and extend the maturity of the facilities to June 30, 2010. In the event that the Company’s 9.625% senior subordinated notes have not been repaid, redeemed or repurchased for cancellation by March 31, 2010, the bank credit facilities will be reduced by the amount of the notes then outstanding, with such reduction to remain in effect until such time as such notes have been repaid, redeemed or repurchased for cancellation.

Baytex’s credit facilities were arranged pursuant to an agreement with a syndicate of financial institutions. A copy our credit agreement and the first, second and third amendments are accessible on the SEDAR website at www.sedar.com (filed on March 28, 2008, September 15, 2008 and July 9, 2009, respectively).

In July 2009, Baytex filed a Short Form Base Shelf Prospectus in Canada and a Registration Statement on Form F-10 in the United States that allows it to offer and issue trust units, subscription receipts and warrants and options convertible into trust units in both Canada and the United States, and debt securities in Canada by way of one or more prospectus supplements at any time during the 25-month period that the prospectus remains in place. The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $600 million.

Pursuant to various agreements with Baytex's creditors, we are restricted from making distributions to unitholders if the distribution would or could have a material adverse effect on the Trust or its subsidiaries' ability to fulfill its obligations under Baytex's credit facilities or the senior subordinated notes.

The Trust believes that cash flow generated from operations, together with the existing bank facilities, will be sufficient to finance current operations, distributions to the unitholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of distribution is also discretionary, and the Trust has the ability to modify distribution levels should cash flow from operations be negatively impacted by factors such as reduction in commodity prices.

12   Baytex Energy Trust   Second Quarter Report 2009

The Trust has a number of financial obligations in the ordinary course of business. These obligations are of a recurring nature and impact the Trust’s cash flows in an ongoing manner. A significant portion of these obligations will be funded through operating cash flow. These obligations as of June 30, 2009, and the expected timing of funding of these obligations are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Accounts payable and accrued liabilities	148,063	148,063	-	-	-
Distributions payable to unitholders	12,839	12,839	-	-	-
Bank loan (1)	154,171	154,171	-	-	-
Long-term debt (2)	209,187	-	209,187	-	-
Convertible debentures (2)	10,204	-	10,204	-	-
Deferred obligations	50	36	14	-	-
Operating leases	41,103	3,016	7,579	11,114	19,394
Processing and transportation agreements	18,461	8,191	10,111	159	-
Total	594,078	326,316	237,095	11,273	19,394

(1)	The bank loan is a 364-day revolving loan with the ability to extend the term. The Trust has reached agreement with our lending syndicate to extend the maturity of our facility to June 30, 2010.
 (2)           Principal amount of instruments.

The Trust is authorized to issue an unlimited number of trust units. As at August 7, 2009, the Trust had 107,260,852 trust units issued and outstanding.

At August 7, 2009, the Trust had $9.4 million convertible unsecured subordinated debentures outstanding which are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $14.75 per unit.

Capital Expenditures

Capital expenditures for the three months and six months ended June 30, 2009 and 2008 are summarized as follows:

	Three Months Ended		Six Months Ended
($ thousands)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Land	5,413	3,026	6,813	4,186
Seismic	1,528	607	1,844	908
Drilling and completion	21,432	27,225	57,792	68,976
Equipment	748	10,502	9,759	17,256
Other	1,157	467	1,734	1,504
Total exploration and development	30,278	41,827	77,942	92,830
Corporate acquisition	-	178,351	-	178,351
Property acquisitions	2,342	60	2,342	701
Property dispositions	6	(2)	(10)	(62)
Total capital expenditures	32,626	220,236	80,274	271,820

Financial Instruments and Risk Management

The Trust is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by the Trust through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities. The Trust manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Trust incurring a loss. The Trust manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

  Baytex Energy Trust   Second Quarter Report 2009    13

Details of the risk management contracts in place as at June 30, 2009, and the accounting for the Trust’s financial instruments are disclosed in note 14 to the consolidated financial statements.

Selected Quarterly Financial Information

	2009		2008				2007
($ thousands, except per unit amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Petroleum and natural gas sales	192,667	150,943	199,890	363,044	332,336	264,448	233,856	193,784
Net income (loss)	27,451	(8,490)	52,401	137,228	34,417	35,848	41,353	36,674
Net income (loss) per unit - basic	0.26	(0.09)	0.54	1.44	0.39	0.42	0.49	0.44
Net income (loss) per unit - diluted	0.26	(0.09)	0.53	1.39	0.38	0.41	0.46	0.43

Changes in Accounting Policies

Effective January 1, 2009, the Trust adopted the Canadian Institute of Chartered Accountants (“CICA”) accounting standards Section 3064 “Goodwill and Intangible Assets”, which replaced Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises subsequent to their initial measurement. The adoption of this new standard did not have a material impact on the consolidated financial statements of the Trust.

Effective January 1, 2009 the Trust adopted the CICA issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC-173 provides guidance on how to take into account the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of EIC-173 did not have a material impact on the consolidated financial statements of the Trust.

Future Accounting Changes

In April 2008, the CICA published the exposure draft "Adopting IFRS in Canada". The exposure draft proposes to incorporate International Financial Reporting Standards ("IFRS") into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS. The Trust is currently reviewing the standards to determine the potential impact on its consolidated financial statements. The Trust has appointed internal staff to lead the conversion project along with sponsorship from the senior leadership team. In addition, an external advisor has been retained to assist the Trust in scoping its conversion project. The Trust has performed a diagnostic analysis that identifies differences between the Trust's current accounting policies and IFRS. At this time, the Trust is evaluating the impact of these differences and assessing the need for amendments to existing accounting policies in order to comply with IFRS.

In January 2009, the CICA issued Section 1582 “Business Combinations” which establishes principles and requirements of the acquisition method for business combinations and related disclosures. The purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and most acquisition costs are to be expensed as incurred. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the accounting of future business combinations.

In January 2009, the CICA issued Section 1601 which establishes standards for the preparation of consolidated financial statements and Section 1602 which provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the accounting of future business combinations.

14   Baytex Energy Trust   Second Quarter Report 2009

In June 2009, the CICA amended Section 3862 to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. The Trust plans to adopt this standard prospectively effective December 31, 2009. The adoption of this standard will not have a material impact on the consolidated financial statements of the Trust.

Disclosure Controls and Procedures

Anthony Marino, the President and Chief Executive Officer, and Derek Aylesworth, the Chief Financial Officer, of Baytex Energy Ltd. (together the “Disclosure Officers”) are responsible for establishing and maintaining disclosure controls and procedures for Baytex. They have designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that all material or potentially material information about the activities of Baytex is made known to them by others within Baytex.

It should be noted that while the Disclosure Officers believe that Baytex's disclosure controls and procedures provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.

Internal Control over Financial Reporting

Under the supervision and with participation of the Disclosure Officers, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of December 31, 2008 based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that as of December 31, 2008, Baytex did maintain effective internal control over financial reporting.

There were no changes in our internal control over financial reporting during the six months ended June 30, 2009 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to:  funding sources for our cash distributions and capital program; the sufficiency of our capital resources to meet our ongoing short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; the timing of funding our financial obligations; and the impact of the adoption of new accounting standards on our financial results.

These forward-looking statements are based on certain key assumptions regarding, among other things: oil and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Baytex Energy Trust   Second Quarter Report 2009    15

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to:  general economic, market and business conditions; industry capacity; fluctuations in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; fluctuations in foreign exchange or interest rates; stock market volatility and market valuations; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; changes in income tax laws, royalty rates and incentive programs relating to the oil and gas industry and income trusts; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2008, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

16   Baytex Energy Trust   Second Quarter Report 2009

CONSOLIDATED BALANCE SHEETS

(thousands of Canadian dollars) (unaudited)	June 30, 2009	December 31, 2008
ASSETS
Current assets
Cash	$1,964	$-
Accounts receivable	119,250	87,551
Crude oil inventory	1,188	332
Future tax asset	957	-
Financial instruments (note 14)	34,490	85,678
	157,849	173,561

Financial instruments (note 14)	3,690	-
Petroleum and natural gas properties	1,581,321	1,601,017
Goodwill	37,755	37,755
	$1,780,615	$1,812,333

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$148,063	$164,279
Distributions payable to unitholders	12,839	17,583
Bank loan	154,171	208,482
Future tax liability	10,192	25,358
Financial instruments (note 14)	3,239	-
	328,504	415,702

Long-term debt (note 3)	207,091	217,273
Convertible debentures (note 4)	10,053	10,195
Asset retirement obligations (note 5)	51,341	49,351
Deferred obligations	50	74
Future tax liability	179,622	192,411
	776,661	885,006

UNITHOLDERS’ EQUITY
Unitholders’ capital (note 6)	1,256,845	1,129,909
Conversion feature of debentures (note 4)	489	498
Contributed surplus (note 9)	22,655	21,234

Accumulated other comprehensive income (note 7)	8,979	-
Deficit	(285,014)	(224,314)
	(276,035)	(224,314)
	1,003,954	927,327
	$1,780,615	$1,812,333
Commitments and contingencies (note 15)
See accompanying notes to the consolidated financial statements.

Baytex Energy Trust   Second Quarter Report 2009    17

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Three Months Ended		Six Months Ended
	June 30		June 30
(thousands of Canadian dollars, except per unit amounts) (unaudited)	2009	2008	2009	2008
Revenue
Petroleum and natural gas	$192,667	$332,336	$343,610	$596,784
Royalties	(28,628)	(58,012)	(50,356)	(102,999)
Loss on financial instruments (note 14)	(352)	(73,460)	(3,272)	(91,179)
	163,687	200,864	289,982	402,606
Expenses
Operating	39,177	40,973	78,337	78,717
Transportation and blending	39,033	64,841	76,875	115,911
General and administrative	6,671	7,746	15,405	14,897
Unit-based compensation (note 9)	1,469	2,129	3,157	4,211
Interest (note 12)	9,530	8,155	17,654	16,875
Foreign exchange (gain) loss (note 13)	(12,320)	(1,645)	(8,321)	5,873
Depletion, depreciation and accretion	56,379	50,941	111,583	101,399
	139,939	173,140	294,690	337,883
Income (loss) before taxes and non-controlling interest	23,748	27,724	(4,708)	64,723
Tax expense (recovery) (note 11)
Current expense	2,317	2,755	4,506	5,269
Future recovery	(6,020)	(10,318)	(28,175)	(12,796)
	(3,703)	(7,563)	(23,669)	(7,527)
Income before non-controlling interest	27,451	35,287	18,961	72,250
Non-controlling interest (note 8)	-	(870)	-	(1,985)
Net income	$27,451	$34,417	$18,961	$70,265
Other comprehensive income
Foreign currency translation adjustment (note 7)	(9,772)	-	8,979	-
Comprehensive income	$17,679	$34,417	$27,940	$70,265

Net income per trust unit (note 10)
Basic	$0.26	$0.39	$0.19	$0.81
Diluted	$0.26	$0.38	$0.18	$0.78

Weighted average trust units (note 10)
Basic	105,544	88,472	101,826	86,863
Diluted	107,481	94,511	102,861	92,682

CONSOLIDATED STATEMENTS OF DEFICIT

	Three Months Ended		Six Months Ended
	June 30		June 30
(thousands of Canadian dollars) (unaudited)	2009	2008	2009	2008
Deficit, beginning of period	$(274,036)	$(251,736)	$(224,314)	$(239,727)
Net income	27,451	34,417	18,961	70,265
Distributions to unitholders	(38,429)	(58,271)	(79,661)	(106,128)
Deficit, end of period	$(285,014)	$(275,590)	$(285,014)	$(275,590)

See accompanying notes to the consolidated financial statements.

18   Baytex Energy Trust   Second Quarter Report 2009

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Six Months Ended
	June 30		June 30
(thousands of Canadian dollars) (unaudited)	2009	2008	2009	2008
CASH PROVIDED BY (USED IN):

Operating activities
Net income	$27,451	$34,417	$18,961	$70,265
Items not affecting cash:
Unit-based compensation (note 9)	1,469	2,129	3,157	4,211
Unrealized foreign exchange (gain) loss (note 13)	(13,918)	(1,636)	(9,296)	5,374
Depletion, depreciation and accretion	56,379	50,941	111,583	101,399
Accretion on debentures and notes (notes 3 & 4)	478	359	912	723
Unrealized loss on financial instruments (note 14)	20,822	48,433	48,891	55,604
Future tax recovery	(6,020)	(10,318)	(28,175)	(12,796)
Non-controlling interest (note 8)	-	870	-	1,985
	86,661	125,195	146,033	226,765
Change in non-cash working capital	(2,813)	(24,141)	(25,667)	(4,362)
Asset retirement expenditures (note 5)	(311)	27	(762)	(367)
Decrease in deferred obligations	(12)	(11)	(23)	(21)
	83,525	101,070	119,581	222,015

Financing activities
Decrease in bank loan	(117,361)	(18,046)	(54,216)	(61,748)
Payments of distributions	(32,184)	(41,404)	(71,622)	(78,684)
Issue of trust units (note 6)	116,697	4,855	117,399	8,646
Issuance costs (note 6)	(6,095)	(150)	(6,095)	(150)
	(38,943)	(54,745)	(14,534)	(131,936)

Investing activities
Petroleum and natural gas property expenditures	(30,278)	(42,527)	(77,942)	(93,530)
Acquisition of petroleum and natural gas properties, net	(2,348)	(1,176)	(2,332)	(1,757)
Change in non-cash working capital	(10,850)	(2,622)	(22,937)	5,208
	(43,476)	(46,325)	(103,211)	(90,079)
Impact of foreign exchange on cash balances (note 7)	171	-	128	-
Change in cash	1,277	-	1,964	-
Cash, beginning of period	687	-	-	-
Cash, end of period	$1,964	$-	$1,964	$-

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust   Second Quarter Report 2009    19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(all tabular amounts in thousands of Canadian dollars, except per unit amounts) (unaudited)

1.  BASIS OF PRESENTATION

Baytex Energy Trust (the “Trust”) was established on September 2, 2003 under a Plan of Arrangement involving the Trust and Baytex Energy Ltd. (the “Company”). The Trust is an open-ended investment trust created pursuant to a trust indenture. Pursuant to the Plan of Arrangement, the Company became a subsidiary of the Trust.

The consolidated financial statements include the accounts of the Trust and its subsidiaries (collectively the “Trust” or “Baytex” for the purposes of the following notes to the consolidated financial statements) and have been prepared by management in accordance with Canadian generally accepted accounting principles.

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual consolidated financial statements of the Trust as at December 31, 2008, except as noted below.  The interim consolidated financial statements contain disclosures, which are supplemental to the Trust’s annual consolidated financial statements.  Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted.  The interim consolidated financial statements should be read in conjunction with the Trust’s annual consolidated financial statements and notes thereto for the year ended December 31, 2008.

2.  CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009, the Trust adopted the following new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Section 3064 “Goodwill and Intangible Assets” and EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. These standards were adopted retrospectively without restatement of prior periods.

Goodwill and Intangible Assets

Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition. The adoption of this new standard did not have a material impact on the consolidated financial statements of the Trust.

Credit Risk and the Fair Value of Financial Assets and Liabilities

EIC-173 provides guidance on how to take into account the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  The adoption of EIC-173 did not have a material impact on the consolidated financial statements of the Trust.

Future Accounting Changes

Business Combinations

In January 2009, the CICA issued Section 1582 which establishes principles and requirements of the acquisition method for business combinations and related disclosures. The purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and most acquisition costs are to be expensed as incurred. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the accounting of future business combinations.

20   Baytex Energy Trust   Second Quarter Report 2009

Consolidated Financial Statements

In January 2009, the CICA issued Section 1601 which establishes standards for the preparation of consolidated financial statements and Section 1602 which provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Trust plans to adopt these standards prospectively effective January 1, 2011. The adoption of these standards may have an impact on the Trust’s accounting for future business combinations.

Financial Instruments – Disclosures

In June 2009, the CICA amended Section 3862 to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. The Trust plans to adopt this standard prospectively effective December 31, 2009. The adoption of this standard will not have a material impact on the consolidated financial statements of the Trust.

International Financial Reporting Standards ("IFRS")

In April 2008, the CICA published the exposure draft "Adopting IFRS in Canada". The exposure draft proposes to incorporate IFRS into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS. The Trust has performed a diagnostic analysis that identifies differences between the Trust's current accounting policies and IFRS. At this time, the Trust is evaluating the impact of these differences to determine the potential impact on its consolidated financial statements and assessing the need for amendments to existing accounting policies in order to comply with IFRS.

3.  LONG-TERM DEBT

	June 30, 2009	December 31, 2008
10.5% senior subordinated notes (USD 247)	$287	$303
9.625% senior subordinated notes (USD 179,699)	208,900	220,059
	209,187	220,362
Discontinued fair value hedge	(2,096)	(3,089)
	$207,091	$217,273

The Company has USD 0.2 million senior subordinated notes bearing interest at 10.5% payable semi-annually with principal repayable on February 15, 2011.  These notes are unsecured and are subordinate to the Company’s bank credit facilities.

The Company also has USD 179.7 million senior subordinated notes bearing interest at 9.625% payable semi-annually with principal repayable on July 15, 2010. These notes are unsecured and are subordinate to the Company’s bank credit facilities. After July 15, 2009, these notes are redeemable at the Company’s option, in whole or in part, with not less than 30 nor more than 60 days’ notice at a redemption price equal to 100% of the principal amount of the notes. These notes are carried at amortized cost net of a discontinued fair value hedge of $6.0 million recorded on adoption of CICA Handbook Section 3865 “Hedges”. The notes will accrete up to the principal balance at maturity using the effective interest method.

The Trust recorded accretion expense of $0.5 million for the three months ended June 30, 2009 ($0.4 million for the three months ended June 30, 2008) and $0.9 million for the six months ended June 30, 2009 ($0.7 million for the six months ended June 30, 2008). The effective interest rate is 10.6%.

Baytex Energy Trust   Second Quarter Report 2009    21

4.  CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

In June 2005, the Trust issued $100.0 million principal amount of 6.5% convertible unsecured subordinated debentures for net proceeds of $95.8 million. The debentures pay interest semi-annually and are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $14.75 per trust unit. The debentures mature on December 31, 2010, at which time they are due and payable.

The debentures have been classified as debt net of the fair value of the conversion feature which has been classified as unitholders’ equity. This resulted in $95.2 million being classified as debt and $4.8 million being classified as equity. The debt portion will accrete up to the principal balance at maturity, using the effective interest rate of 7.6%. The accretion and the interest paid are expensed as interest expense in the consolidated statements of income and comprehensive income. If the debentures are converted to trust units, a portion of the value of the conversion feature under unitholders’ equity will be reclassified to unitholders’ capital along with the principal amounts converted.

	Number of Debentures	Convertible Debentures	Conversion Feature of Debentures
Balance, December 31, 2007	16,620	$16,150	$796
Conversion	(6,222)	(6,052)	(298)
Accretion	-	97	-
Balance, December 31, 2008	10,398	$10,195	$498
Conversion	(194)	(189)	(9)
Accretion	-	47	-
Balance, June 30, 2009	10,204	$10,053	$489

5.  ASSET RETIREMENT OBLIGATIONS

	June 30, 2009	December 31, 2008
Balance, beginning of period	$49,351	$45,113
Liabilities incurred	445	871
Liabilities settled	(762)	(1,443)
Acquisition of liabilities	370	1,536
Disposition of liabilities	(101)	(904)
Accretion	2,002	3,802
Change in estimate(1)	42	376
Foreign exchange	(6)	-
Balance, end of period	$51,341	$49,351

(1) Changes in the status of wells and changes in the estimated costs of abandonment and reclamations are factors resulting in a change in estimate.

The Trust’s asset retirement obligations are based on the Trust’s net ownership in wells and facilities.  Management estimates the costs to abandon and reclaim the wells and the facilities and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 52 years. The undiscounted amount of estimated cash flow required to settle the retirement obligations at June 30, 2009 is $273.5 million.  Estimated cash flow has been discounted at a credit-adjusted risk free rate of 8.0% and an estimated annual inflation rate of 2.0%.

22   Baytex Energy Trust   Second Quarter Report 2009

6.  UNITHOLDERS’ CAPITAL

The Trust is authorized to issue an unlimited number of trust units.
	Number of Units	Amount
Balance, December 31, 2007	84,540	$821,624
Issued on conversion of debentures	422	6,350
Issued on conversion of exchangeable shares	2,787	86,888
Issued on exercise of unit rights	1,386	10,653
Transfer from contributed surplus on exercise of unit rights	-	5,105
Issued on acquisition of Burmis Energy Inc. net of issuance costs	6,383	151,903
Issued pursuant to distribution reinvestment plan	2,167	47,386
Balance, December 31, 2008	97,685	$1,129,909
Issued for cash	7,935	115,058
Issuance costs, net of tax of $914	-	(5,181)
Issued on conversion of debentures	13	198
Issued on exercise of unit rights	473	2,341
Transfer from contributed surplus on exercise of unit rights	-	1,736
Issued pursuant to distribution reinvestment plan	882	12,784
Balance, June 30, 2009	106,988	$1,256,845

7.  ACCUMULATED OTHER COMPREHENSIVE INCOME

The Trust’s foreign operations are considered to be “self-sustaining operations”, financially and operationally independent, as of January 1, 2009.  As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date (USD/CAD 0.8602), while revenues and expenses are translated using the average exchange rate for the three month and six month periods ended June 30, 2009 (USD/CAD 0.8568 and 0.8290, respectively). Translation gains and losses are deferred and included in other comprehensive income in unitholders’ equity.

Previously, foreign operations were considered to be integrated and were translated using the temporal method.  Under the temporal method, monetary assets and liabilities were translated at the period end exchange rate while other assets and liabilities were translated at the historical rate.  Revenues and expenses were translated at the average monthly rate except for depletion, depreciation and accretion, which were translated on the same basis as the assets to which they relate.  Translation gains and losses were included in the determination of net income for the period.

This change was adopted prospectively on January 1, 2009 resulting in a currency translation adjustment of $15.4 million upon adoption with a corresponding increase in petroleum and natural gas properties. An addition of $3.4 million and a reduction of $9.8 million were recognized in the first and second quarter of 2009, respectively, resulting in a balance of $9.0 million in accumulated other comprehensive income at June 30, 2009.

8.  NON-CONTROLLING INTEREST

The exchangeable shares of the Company are presented as a non-controlling interest on the consolidated balance sheet because they fail to meet the non-transferability criteria necessary in order for them to be classified as equity.  Net income has been reduced by an amount equivalent to the non-controlling interest proportionate share of the Trust’s consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

Baytex Energy Trust   Second Quarter Report 2009    23

	Number of Exchangeable Shares	Amount
Balance, December 31, 2007	1,566	$21,235
Exchanged for trust units	(1,566)	(24,593)
Non-controlling interest in net income	-	3,358
Balance, December 31, 2008	-	$-
Balance, June 30, 2009	-	$-

On May 30, 2008, the Trust announced that the Company had elected to redeem all of its exchangeable shares outstanding on August 29, 2008. In connection with this redemption, Baytex ExchangeCo Ltd. exercised its overriding “redemption call right” to purchase such exchangeable shares from holders of record. Each exchangeable share was exchanged for units of the Trust in accordance with the exchange ratio in effect at August 28, 2008. As at June 30, 2009 and December 31, 2008, there were no exchangeable shares outstanding.

9.  TRUST UNIT RIGHTS INCENTIVE PLAN

The Trust has a Trust Unit Rights Incentive Plan (the “Plan”) whereby the maximum number of trust units issuable pursuant to the Plan is a “rolling” maximum equal to 10.0% of the outstanding trust units plus the number of trust units which may be issued on the exchange of outstanding exchangeable shares. Any increase in the issued and outstanding trust units will result in an increase in the number of trust units available for issuance under the Plan, and any exercises of unit rights will make new grants available under the Plan, effectively resulting in a re-loading of the number of unit rights available to grant under the Plan. The unit rights are granted at the volume weighted average trading price of the trust units for the five trading days prior to the date of grant, vest over three years and have a term of five years. The Plan provides for the exercise price of the unit rights to be reduced to account for future distributions, subject to certain performance criteria.

The Trust recorded compensation expense of $1.5 million for the three months ended June 30, 2009 (three months ended June 30, 2008 - $2.1 million) and $3.2 million for the six months ended June 30, 2009 (six months ended June 30, 2008 - $4.2 million) related to the unit rights granted under the Plan.

The Trust uses the binomial-lattice model to calculate the estimated weighted average fair value of $1.93 per unit for unit rights issued during the six months ended June 30, 2009 ($4.66 per unit for the six months ended June 30, 2008). The following assumptions were used to arrive at the estimate of fair values:

	Three Months and Six Months Ended June 30
	2009	2008
Expected annual exercise price reduction	$1.50	$2.71
Expected volatility	39% - 43%	28%
Risk-free interest rate	1.78% - 2.60%	2.98% - 4.17%
Expected life of unit rights (years)(1)	Various	Various

(1) The binomial-lattice model calculates the fair values based on an optimal strategy, resulting in various expected life of unit rights. The maximum term is limited to five years by the Plan.

24   Baytex Energy Trust   Second Quarter Report 2009

The number of unit rights outstanding and exercise prices are detailed below:

	Number of unit rights	Weighted average exercise price (1)
Balance, December 31, 2007	7,662	$14.67
Granted	2,838	$19.27
Exercised	(1,386)	$7.69
Cancelled	(665)	$21.79
Balance, December 31, 2008	8,449	$14.58
Granted	332	$13.92
Exercised	(473)	$4.95
Cancelled	(77)	$16.68
Balance, June 30, 2009	8,231	$14.35

(1) Exercise price reflects grant prices less reduction in exercise price as discussed above.

The following table summarizes information about the unit rights outstanding at June 30, 2009:

Range of Exercise Prices	Number Outstanding at June 30, 2009	Weighted Average Remaining Term (years)	Weighted Average Exercise Price	Number Exercisable at June 30, 2009	Weighted Average Exercise Price
$1.00 to $ 6.00	388	0.5	$3.45	388	$3.45
$6.01 to $11.00	1,241	1.3	$7.62	1,241	$7.62
$11.01 to $16.00	2,516	3.4	$15.45	882	$15.46
$16.01 to $21.00	4,041	3.5	$16.65	1,111	$16.58
$21.01 to $25.67	45	3.9	$25.15	15	$25.15
$1.00 to $25.67	8,231	3.0	$14.35	3,637	$11.88

The following table summarizes the changes in contributed surplus:

Balance, December 31, 2007	$18,527
Compensation expense	7,812
Transfer from contributed surplus on exercise of unit rights (1)	(5,105)
Balance, December 31, 2008	$21,234
Compensation expense	3,157
Transfer from contributed surplus on exercise of unit rights (1)	(1,736)
Balance, June 30, 2009	$22,655

(1) Upon exercise of unit rights, contributed surplus is reduced with a corresponding increase in unitholders' capital.

Baytex Energy Trust   Second Quarter Report 2009    25

10.  NET INCOME PER UNIT

The Trust applies the treasury stock method to assess the dilutive effect of outstanding unit rights on net income per unit. The weighted average exchangeable shares outstanding during the period, converted at the period-end exchange ratio, and the trust units issuable on conversion of convertible debentures, have also been included in the calculation of the diluted weighted average number of trust units outstanding:

	Three Months Ended June 30,
	2009			2008
	Net income	Trust units	Net income per unit	Net income	Trust units	Net income per unit
Net income per basic unit	$27,451	105,544	$0.26	$34,417	88,472	$0.39
Dilutive effect of unit rights	-	1,237		-	3,033
Conversion of convertible debentures	115	700		173	961
Exchange of exchangeable shares	-	-		871	2,045
Net income per diluted unit	$27,566	107,481	$0.26	$35,461	94,511	$0.38

	Six Months Ended June 30,
	2009			2008
	Net income	Trust units	Net income per unit	Net income	Trust units	Net income per unit
Net income per basic unit	$18,961	101,826	$0.19	$70,265	86,863	$0.81
Dilutive effect of unit rights	-	1,035		-	2,671
Conversion of convertible debentures	-	-		379	1,033
Exchange of exchangeable shares	-	-		1,985	2,115
Net income per diluted unit	$18,961	102,861	$0.18	$72,629	92,682	$0.78

For the six months ended June 30, 2009, 6.0 million unit rights (six months ended June 30, 2008 - 0.2 million) and $0.7 million units that would be issued on the conversion of the convertible debentures (six months ended June 30, 2008 – nil) were excluded in calculating the weighted average number of diluted trust units outstanding as they were anti-dilutive.

26   Baytex Energy Trust   Second Quarter Report 2009

11.  TAX EXPENSE (RECOVERY)

The provision for (recovery of) taxes has been computed as follows:
	Six Months Ended
	June 30,
	2009	2008
Income (loss) before taxes and non-controlling interest	$(4,708)	$64,723
Expected taxes at the statutory rate of 29.55% (2008 – 30.75%)	(1,391)	19,905
Increase (decrease) in taxes resulting from:
Net earnings of the Trust	(24,962)	(34,657)
Non-taxable portion of foreign exchange (gain) loss	(1,339)	809
Effect of change in tax rate	(562)	(2,577)
Effect of change in opening tax pool balances	3,757	1,786
Effect of change in valuation allowance	(4,537)	-
Unit-based compensation	933	1,295
Other	(74)	643
Future tax (recovery)	(28,175)	(12,796)
Current tax expense	4,506	5,269
Tax (recovery) expense	$(23,669)	$(7,527)

12.  INTEREST EXPENSE

The Trust incurred interest expense on its outstanding debt as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
Bank loan and other	$3,879	$3,192	$5,961	$6,935
Convertible debentures	191	248	384	547
Long-term debt	5,460	4,715	11,309	9,393
Interest expense	$9,530	$8,155	$17,654	$16,875

13.  SUPPLEMENTAL INFORMATION

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
Interest paid	$3,975	$4,084	$16,108	$16,480
Income taxes paid	$2,938	$1,929	$5,877	$2,369

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
Unrealized foreign exchange (gain) loss	$(13,918)	$(1,636)	$(9,296)	$5,374
Realized foreign exchange loss (gain)	1,598	(9)	975	499
Foreign exchange (gain) loss	$(12,320)	$(1,645)	$(8,321)	$5,873

14.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Trust’s financial assets and liabilities are comprised of cash, accounts receivable, accounts payable and accrued liabilities, distributions payable to unitholders, bank loan, financial instruments, long-term debt, convertible debentures and deferred obligations.

Baytex Energy Trust   Second Quarter Report 2009    27

Categories of Financial Instruments

Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available-for-sale and other financial liabilities. The carrying value and fair value of the Trust’s financial instruments on the consolidated balance sheet are classified into the following categories:

	June 30, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Held for trading
Cash	$1,964	$1,964	$-	$-
Derivatives designated as held for trading	38,180	38,180	85,678	85,678
Total held for trading	$40,144	$40,144	$85,678	$85,678
Loans and receivables
Accounts receivable	$119,250	$119,250	$87,551	$87,551
Total loans and receivables	$119,250	$119,250	$87,551	$87,551
Financial Liabilities
Held for trading
Derivatives designated as held for trading	$(3,239)	$(3,239)	$-	$-
Total held for trading	$(3,239)	$(3,239)	$-	$-

Other financial liabilities
Accounts payable and accrued liabilities	$(148,063)	$(148,063)	$(164,279)	$(164,279)
Distributions payable to unitholders	(12,839)	(12,839)	(17,583)	(17,583)
Bank loan	(154,171)	(154,171)	(208,482)	(208,482)
Long-term debt	(207,091)	(209,187)	(217,273)	(200,557)
Convertible debentures	(10,053)	(11,269)	(10,195)	(9,837)
Deferred obligations	(50)	(50)	(74)	(74)
Total other financial liabilities	$(532,267)	$(535,579)	$(617,886)	$(600,812)

The estimated fair values of the financial instruments have been determined based on the Trust’s assessment of available market information. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than long-term borrowings and convertible debentures, approximate their book amounts due to the short-term maturity of these instruments. The fair value of the bank loan approximates its book value as it is at a market rate of interest. The fair value of the long-term debt is based on the lower of the trading value of the instrument or the redemption value. The fair value of the convertible debentures has been calculated based on the lower of trading value and the present value of future cash flows associated with the debentures. For financial assets and financial liabilities that are not classified as held-for-trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are adjusted to the fair value initially recognized for that financial instrument. These costs are expensed using the effective interest rate method and are recorded within interest expense.

Financial Risk

The Trust is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Trust monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Trust does not enter into derivative contracts for speculative purposes.

28   Baytex Energy Trust   Second Quarter Report 2009

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices.  Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign currency risk
The Trust is exposed to fluctuations in foreign currency as a result of its U.S. dollar denominated notes, crude oil sales based on U.S. dollar indices and commodity contracts that are settled in U.S. dollars. The Trust’s net income and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

To manage the impact of currency rate fluctuations, the Trust may enter into agreements to fix the Canada – U.S. exchange rate.

At June 30, 2009, the Trust had in place the following currency swaps:

	Period	Amount	Swap Price (1)
Swap	January 1, 2009 to December 31, 2009	USD 10.0 million per month	0.8074
Swap	May 1, 2009 to December 31, 2009	USD 3.0 million per month	0.8602
Swap	July 1, 2009 to December 31, 2009	USD 2.0 million per month	0.8582
Swap	January 1, 2010 to December 31, 2010	USD 8.0 million per month	0.8197
Swap	January 1, 2010 to March 31, 2011	USD 5.0 million per month	0.8696

(1) Based on the weighted average exchange rate (USD/CAD).

The following table demonstrates the effect of exchange rate movement on net income before taxes and non-controlling interest due to changes in the fair value of its currency swap as well as gains and losses on the revaluation of U.S. dollar denominated monetary assets and liabilities at June 30, 2009.

$0.01 Increase/Decrease in CAD/USD Exchange Rate
Gain/loss on currency swap	$2,596
Gain/loss on other monetary assets/liabilities	1,424
Impact on income before taxes and non-controlling interest	$4,020

The carrying amounts of the Trust’s foreign currency denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
U.S. dollar denominated	USD 56,477	USD 84,070	USD 190,663	USD 191,571

Interest rate risk
The Trust’s interest rate risk arises from the Company’s floating rate bank credit facilities. As at June 30, 2009, $154.2 million of the Trust’s total debt is subject to movements in floating interest rates. An increase or decrease of 100 basis points in interest rates would impact cash flow for the six months ended June 30, 2009 by approximately $1.2 million. The Trust uses a combination of short-term and long-term debt to finance operations. Short-term debt is typically at floating rates of interest and senior subordinated notes bear fixed rates of interest.

Commodity Price Risk
The Trust monitors and, when appropriate, utilizes financial derivative agreements or physical delivery contracts to manage the risk associated with changes in commodity prices.  The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of the Company. Under the Trust’s risk management policy, financial instruments are not to be used for speculative purposes.

Baytex Energy Trust   Second Quarter Report 2009    29

When assessing the potential impact of commodity price changes, a 10% increase in commodity prices would result in an addition to the unrealized loss in the second quarter of 2009 of $8.8 million relating to the financial derivative instruments outstanding as at June 30, 2009, while a 10% decrease would result in a reduction of the unrealized loss by $8.4 million.

Financial Derivative Agreements

At June 30, 2009, the Trust had the following commodity derivative contracts:

Oil	Period	Volume	Price	Index
Price collar	Calendar 2009	2,000 bbl/d	USD 90.00 – 136.40	WTI
Price collar	Calendar 2009	2,000 bbl/d	USD 110.00 – 172.70	WTI
Fixed	Calendar 2010	575 bbl/d	USD 64.00	WTI
Fixed	July 1, 2009 to December 31, 2009	1,155 bbl/d	USD 61.60	WTI
Price collar	July 1, 2009 to December 31, 2009	2,000 bbl/d	USD 60.00 – 77.40	WTI

Gas	Period	Volume	Price	Index
Price collar	April 1, 2009 to December 31, 2010	5,000 GJ/d	CAD 5.00 – 6.30	AECO
Price collar	Calendar 2010	1,000 GJ/d	CAD 5.50 – 7.00	AECO
Fixed	Calendar 2010	3,000 GJ/d	CAD 6.19	AECO

The commodity derivative contracts are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income and comprehensive income:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
Realized gain (loss) on financial instruments	$20,470	$(25,027)	$45,619	$(35,575)
Unrealized (loss) on financial instruments	(20,822)	(48,433)	(48,891)	(55,604)
Loss on financial instruments	$(352)	$(73,460)	$(3,272)	$(91,179)

Subsequent to June 30, 2009, the Trust added the following commodity derivative contracts:

Gas	Period	Volume	Price	Index
Fixed	January 1, 2010 to February 28, 2010	10,000 MMBtu/d	USD 5.63 - 5.66	NYMEX
Sold call	January 1, 2011 to February 28, 2011	15,000 MMBtu/d	USD 7.00	NYMEX

30   Baytex Energy Trust   Second Quarter Report 2009

Physical Delivery Contracts

At June 30, 2009, the Trust had the following crude oil and condensate supply contracts:

Heavy Oil

	Period	Volume	Weighted Average Price
Price swap – WCS Blend	Calendar 2009	10,340 bbl/d	WTI x 67.0%
Price swap – WCS Blend	April 1, 2009 to August 30, 2009	775 bbl/d	WTI x 80.0%
Price swap – WCS Blend	April 1, 2009 to August 30, 2009	775 bbl/d	WTI less USD 10.00
Price swap – WCS Blend	Calendar 2010	2,500 bbl/d	USD 51.04
Price swap – Condensate	Calendar 2010	575 bbl/d	WTI plus USD 2.25 - 2.60
Price swap – WCS Blend	July 1, 2009 to December 31, 2009	1,500 bbl/d	WTI less USD 10.55
Price swap – Condensate	July 1, 2009 to December 31, 2009	207 bbl/d	WTI less USD 2.50

Subsequent to June 30, 2009, the Trust added the following physical crude oil supply contract:

Heavy Oil

	Period	Volume	Price e
Price swap – WCS Blend	Calendar 2010	1,500 bbl/d	WTI less USD 14.50 0

At June 30, 2009, the Trust had the following natural gas physical sales contracts:

Gas

	Period	Volume	Price/GJ J
Price collar	Calendar 2009	5,000 GJ/d	AECO CAD 7.00 - 7.95 5
Price collar	Calendar 2010	5,000 GJ/d	AECO CAD 5.00 - 6.28 8

At June 30, 2009, the Trust had the following power contracts:

Power

	Period	Volume	Price/MWh
Fixed	October 1, 2008 to December 31, 2009	0.6 MW/hr	CAD 78.61
Fixed	October 1, 2008 to December 31, 2009	0.6 MW/hr	CAD 79.92
Fixed	March 1, 2009 to June 30, 2010	0.6 MW/hr	CAD 76.89

Liquidity Risk

Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities.  The Trust manages its liquidity risk through cash and debt management. As at June 30, 2009, the Trust had available unused bank credit facilities in the amount of $320 million. In the event that the Company’s 9.625% senior subordinated notes have not been repaid, redeemed or repurchased for cancellation by March 31, 2010, the bank credit facilities will be reduced by the amount of the notes then outstanding, with such reduction to remain in effect until such time as such notes have been repaid, redeemed or repurchased for cancellation.

Baytex Energy Trust   Second Quarter Report 2009    31

The timing of cash outflows (excluding interest) relating to financial liabilities are outlined in the table below:

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Accounts payable and accrued liabilities	$148,063	$148,063	$-	$-	$-
Distributions payable to unitholders	12,839	12,839	-	-	-
Bank loan (1)	154,171	154,171	-	-	-
Long-term debt (2)	209,187	-	209,187	-	-
Convertible debentures (2)	10,204	-	10,204	-	-
Deferred obligations	50	36	14	-	-
	$534,514	$315,109	$219,405	$-	$-

(1) The bank loan is a 364-day revolving loan with the ability to extend the term.
(2) Principal amount of instruments.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in the Trust incurring a loss. Most of the Trust’s accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks.  The Trust manages this credit risk by entering into sales contracts with only creditworthy entities and reviewing its exposure to individual entities on a regular basis.  Credit risk may also arise from financial derivative instruments.  The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The carrying amount of accounts receivable is reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in net income.

As at June 30, 2009, accounts receivable include a $4.4 million balance over 90 days (December 31, 2008 - $9.9 million) and a balance of $2.4 million (December 31, 2008 - $2.4 million) has been set up as allowance for doubtful accounts.

15.  COMMITMENTS AND CONTINGENCIES

At June 30, 2009, the Trust had operating leases and processing and transportation obligations as summarized below:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Beyond 5 years
Operating leases	$41,103	$3,016	$3,703	$3,876	$3,710	$7,404	$19,394
Processing and transportation agreements	18,461	8,191	7,020	3,091	135	24	-
Total	$59,564	$11,207	$10,723	$6,967	$3,845	$7,428	$19,394

Other

At June 30, 2009, there were outstanding letters of credit aggregating $1.8 million (December 31, 2008 - $2.3 million) issued as security for performance under certain contracts.

In connection with a purchase of properties in 2005, Baytex became liable for contingent consideration whereby an additional amount would be payable by Baytex if the price for crude oil exceeds a base price in each of the succeeding six years. An amount payable was not reasonably determinable at the time of the purchase; therefore, such consideration is recognized only when the contingency is resolved. As at June 30, 2009, additional payments totaling $5.3 million have been paid under the agreement and recorded as an adjustment to the original purchase price of the properties. It is currently not determinable if further payments will be required under this agreement; therefore, no accrual has been made.

32   Baytex Energy Trust   Second Quarter Report 2009

The Trust is engaged in litigation and claims arising in the normal course of operations, none of which could reasonably be expected to materially affect the Trust’s financial position or reported results of operations.

16.  CAPITAL DISCLOSURES

The Trust’s objectives when managing capital are to: (i) maintain financial flexibility in its capital structure; (ii) optimize its cost of capital at an acceptable level of risk; and (iii) preserve its ability to access capital to sustain the future development of the business through maintenance of investor, creditor and market confidence.

The Trust considers its capital structure to include total monetary debt and unitholders’ equity. Total monetary debt is a non-GAAP measure which is the sum of monetary working capital (being current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized financial instruments gains or losses)), the principal amount of long-term debt and the balance sheet value of the convertible debentures.

The Trust’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives above and to respond to changes in economic conditions and the risk characteristics of its underlying assets. In order to maintain the capital structure, the Trust may adjust the amount of its distributions, adjust its level of capital spending, issue new trust units, issue new debt or sell assets to reduce debt.

The Trust monitors capital based on current and projected ratios of total monetary debt to cash flow from operations and the current and projected level of its undrawn bank credit facilities. The Trust’s objectives are to maintain a total monetary debt to cash flow from operations ratio of less than two times and to have access to undrawn bank credit facilities of not less than $100 million. The total monetary debt to cash flow from operations ratio may increase beyond two times, and the undrawn credit facilities may decrease to below $100 million at certain times due to a number of factors, including acquisitions, changes to commodity prices and changes in the credit market. To facilitate management of the total monetary debt to cash flow from operations ratio and the level of undrawn bank credit facilities, the Trust continuously monitors its cash flow from operations and evaluates its distribution policy and capital spending plans.

The Trust’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years.  These objectives and strategy are reviewed on an annual basis.  The Trust believes its financial metrics are within acceptable limits pursuant to its capital management objectives.

The Trust is subject to financial covenants relating to its bank credit facilities, senior subordinated notes and convertible debentures. The Trust is in compliance with all financial covenants.

On June 22, 2007, new tax legislation modifying the taxation of specified investment flow-through entities, including income trusts such as the Trust, was enacted (the “New Tax Legislation”). The New Tax Legislation will apply a tax at the trust level on distributions of certain income from trusts. The New Tax Legislation permits “normal growth” for income trusts through the transitional period ending December 31, 2010. However, “undue expansion” could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011. On December 15, 2006, the Department of Finance released guidelines on normal growth for income trusts and other flow-through entities (the “Guidelines”). Under the Guidelines, trusts will be able to increase their equity capital each year during the transitional period by an amount equal to a safe harbour amount. The safe harbour amount is measured by reference to a trust’s market capitalization as of the end of trading on October 31, 2006.  The safe harbour amounts are 40% for the period from November 2006 to the end of 2007, and 20% per year for each of 2008, 2009 and 2010. The safe harbour amounts are cumulative allowing amounts not used in one year to be carried forward to a future year. Two trusts can merge without being impacted by the growth limitations. Limits are not impacted by non-convertible debt-financed growth, but rather focus solely on the issuance of equity to facilitate growth.

On December 4, 2008, the Minister of Finance announced changes to the Guidelines to allow an income trust to accelerate the utilization of the safe harbour amounts for each of 2009 and 2010 so that the safe harbour amounts for 2009 and 2010 are available on and after December 4, 2008.  This change does not alter the maximum permitted expansion threshold for an income trust, but it allows an income trust to use its safe harbour amount remaining as of December 4, 2008 in a single year, rather than staging a portion of the safe harbour amount over the 2009 and 2010 years. The Trust continues to review the impact of the future taxation of distributions on its business strategy but at this time has made no decision as to the ultimate legal form under which it will operate post 2010.

Baytex Energy Trust   Second Quarter Report 2009    33

For the Trust, the safe harbour amounts were approximately $730 million for 2006/2007 and approximately $365 million for each of the subsequent three years with any unused amount carrying forward to the next year.  The Trust did not issue equity in excess of its safe harbour amounts during 2006/2007 or 2008 or the first six months of 2009.  As at December 31, 2008, the Trust had an unused safe harbour amount of $596.6 million that was carried forward, resulting in a safe harbour amount of $1,326.6 million for 2009/2010. The Trust issued $126.0 million in equity during the six months ended June 30, 2009.

17.  SUBSEQUENT EVENTS

On July 28, 2009, the Trust filed a Short Form Base Shelf Prospectus (the "Prospectus") with the securities regulatory authorities in each of the provinces of Canada and a Registration Statement with the United States Securities and Exchange Commission. The prospectus will allow the Trust to offer and issue trust units, subscription receipts and warrants and options convertible into trust units in both Canada and the United States, and debt securities in Canada by way of one or more prospectus supplements at any time during the 25-month period that the Prospectus remains in place. The securities may be issued from time to time, at the discretion of the Trust, with an aggregate offering amount not to exceed $600 million. Unless otherwise specified in a prospectus supplement relating to a particular offering of securities, the Trust intends to use the net proceeds from the sale of any of the securities for general business purposes, repayment of indebtedness and/or the direct or indirect financing of future growth opportunities, including acquisitions and capital expenditures.

On July 30, 2009, the Trust completed an agreement to acquire predominantly heavy oil assets located in the Kerrobert and Coleville areas of southwest Saskatchewan, plus certain natural gas assets located in the Ferrier area of west central Alberta effective May 1, 2009. Aggregate cash consideration net of adjustments for the acquisition was $86.2 million.

34   Baytex Energy Trust   Second Quarter Report 2009

ABBREVIATIONS

bbl	barrel	Mcf	thousand cubic feet
bbl/d	barrel per day	Mcf/d	thousand cubic feet per day
Bcf	billion cubic feet	MMbbl	million barrels
boe	barrels of oil equivalent	MMboe	million barrels of oil equivalent
boe/d	barrels of oil equivalent per day	MMcf	million cubic feet
Mbbl	thousand barrels	MMcf/d	million cubic feet per day
Mboe	thousand barrels of oil equivalent	NGL	natural gas liquids

Baytex Energy Trust   Second Quarter Report 2009    35

CORPORATE INFORMATION

BOARD OF DIRECTORS
Raymond T. Chan
Executive Chairman
Baytex Energy Ltd.

John A. Brussa (2)(3)(4)
Partner
Burnet, Duckworth & Palmer LLP

Edward Chwyl(2)(3)(4)
Lead Independent Director
Independent Businessman

Naveen Dargan(1)(2)(4)
Independent Businessman

R. E. T. (Rusty) Goepel(1)
Senior Vice President
Raymond James Ltd.

Anthony W. Marino
President & Chief Executive Officer
Baytex Energy Ltd.

Gregory K. Melchin(1)
Independent Businessman

Dale O. Shwed(3)
President & Chief Executive Officer
Crew Energy Inc.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Reserves Committee
(4) Member of the Nominating and Governance Committee

HEAD OFFICE
Suite 2200, Bow Valley Square II
205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
T 403-269-4282
F 403-205-3845
Toll-free: 1-800-524-5521
www.baytex.ab.ca

AUDITORS
Deloitte & Touche LLP

BANKERS
The Toronto-Dominion Bank
Bank of Nova Scotia
BNP Paribas (Canada)
Canadian Imperial Bank of Commerce
National Bank of Canada
Royal Bank of Canada
Société Générale
Union Bank of California

LEGAL COUNSEL
Burnet, Duckworth & Palmer LLP

OFFICERS
Raymond T. Chan
Executive Chairman

Anthony W. Marino
President & Chief Executive Officer

W. Derek Aylesworth
Chief Financial Officer

Marty L. Proctor
Chief Operating Officer

Randal J. Best
Senior Vice President,
Corporate Development

Stephen Brownridge
Vice President, Heavy Oil

Murray J. Desrosiers
Vice President, General Counsel and Corporate Secretary

Brett J. McDonald
Vice President, Land

Timothy R. Morris
Vice President, U.S. Business Development

R. Shaun Paterson
Vice President, Marketing

Mark F. Smith
Vice President, Conventional Oil & Gas

RESERVES ENGINEERS
Sproule Associates Limited

TRANSFER AGENT
Valiant Trust Company

EXCHANGE LISTING
Toronto Stock Exchange
Symbol: BTE.UN

New York Stock Exchange
Symbol: BTE